UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 9, 2023

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Up to $75,000,000 in Common Shares

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Minimum Investment

The Manager has determined to modify the minimum investment in the Shares for initial purchases from a minimum of 1 Share to a minimum of 25 Shares, effective immediately; provided, however, that the Manager reserves the right to further modify the minimum investment in the Shares, and the Manager will provide Shareholders with access to information regarding any future changes to the minimum investment amount via the Landa Platform (which includes the Landa Mobile App and website, www.landa.app). The contents of the Landa Platform are not incorporated by reference in or otherwise a part of the Company’s Offering Circular.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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